Exhibit (i)(vi)

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199
WWW.ROPESGRAY.COM

July 28, 2025

Datum One Series Trust

50 S. LaSalle Street

Chicago, IL 60603

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form N-1A (the “Registration Statement”) being filed today by Datum One Series Trust (the “Trust”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance of Investor Class shares of beneficial interest of Stewart Investors Worldwide Leaders Fund and the Stewart Investors Global Emerging Markets Leaders Fund (the “Shares”).

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. In connection with this opinion, we have examined the Trust’s Declaration of Trust, as amended, and the Trust’s Bylaws, as amended. We have also examined such other certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinion set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Trust, public officials and other appropriate persons. We assume that upon sale of the Shares by the Trust, the Trust will receive the net asset value thereof.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules and regulations of any state or jurisdiction other than the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized by all necessary action on the part of the Trust and that, when the Shares are issued and sold, such Shares will be validly issued, fully paid and nonassessable by the Trust.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the Trust’s Declaration of Trust disclaims liability of any shareholder in connection with any obligation of the Trust. In case any shareholder shall be held to be personally liable solely by reason of his or her being or having been a shareholder of the Trust or of a particular series or class and not because of his or her acts or omissions or for some other reason, the shareholder shall be entitled out of the assets of the series (or attributable to the class) of which he or she is a shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the particular series itself would be unable to meet its obligations.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement. This consent shall not constitute an acknowledgment that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP